Management’s Discussion and Analysis of

Results of Operations and Financial Condition

The following should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2004 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  All figures are in United States dollars unless otherwise noted.

2004 HIGHLIGHTS

•

Record net earnings of $142.1 million ($0.25 per share), an increase of 146% compared with $57.7 million ($0.14 per share) in 2003.

•

Operating cash flows of $207.8 million (2003 - $126.7 million).

•

Sales of 606,500 gold equivalent ounces and 145.6 million pounds of copper (2003 – 450,100 gold equivalent ounces and 113.7 million pounds of copper).

•

Total cash costs of minus $30 per gold equivalent ounce (2003 - $61) (note 1).

•

Cash and cash equivalents at December 31, 2004 of $161.1 million (2003 - $151.9 million) and working capital of $165.5 million (2003 - $147.5 million).

•

The Company remains unhedged to increases in gold prices, and debt-free, following repayment of $137.6 million of debt during 2004.

•

Silver Wheaton transaction completed in October, 2004, which resulted in Wheaton holding 65% of a pure silver company having a market capitalization of approximately $530 million (Wheaton’s share - $345 million).

•

Entered into an agreement to merge with Goldcorp which was successfully completed subsequent to year end, creating the world’s lowest cost million ounce gold producer with a market capitalization of over $4.5 billion.

 (1)

The Company reports total cash costs on a sales basis.  This is a non-GAAP measure and as such does not have any standardized meaning nor is it necessarily comparable with similar measures presented by other companies.  Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

OVERVIEW

Wheaton River Minerals Ltd. (“Wheaton” or the “Company”) is a growth-oriented precious metals mining company operating in Mexico, Argentina, Brazil and Australia.

During 2002 Wheaton acquired the Luismin gold/silver mines in Mexico, followed by the 2003 acquisition of a 37.5% interest in the world-class Alumbrera gold/copper mine in Argentina and 100% of the Peak gold mine in Australia.  The Company also acquired the Los Filos development project in Mexico in 2003 and in January, 2004, acquired the Amapari development project in northern Brazil.

On October 15, 2004, the Company entered into an agreement to sell to Silver Wheaton Corp. (“Silver Wheaton”), all of the silver produced by Wheaton’s Luismin mining operations in Mexico for upfront consideration of cash and Silver Wheaton common shares, plus a per ounce cash payment.  As a result, Wheaton currently owns approximately 65% of Silver Wheaton, a pure silver company having a market capitalization of approximately $530 million (Wheaton’s share - $345 million).

In December 2004, the Company announced it had reached an agreement in principle to combine with Goldcorp Inc. (“Goldcorp”), owner of the Red Lake gold mine in Ontario, Canada, through a share exchange take-over bid where Goldcorp offered one common share of Goldcorp for every four common shares of Wheaton.  On February 10, 2005, Goldcorp shareholders approved the combination and on February 14, 2005, approximately 69% of Wheaton common shares were tendered to the Goldcorp offer.  As a result, effective February 15, 2005, Goldcorp will consolidate the operations of Wheaton.  The transaction will be accounted for using the purchase method with Goldcorp being identified as the acquirer.  The remaining shares of Wheaton not yet tendered will be acquired by Goldcorp by way of a plan of arrangement which is expected to conclude in mid-April, 2005.  As a result, Wheaton will cease to be a public company and its results will be consolidated 100% by Goldcorp.

Summarized Annual Financial Results

	2004	2003	2002
	(note 2)	(notes 3 & 4)	(note 5)
Sales ($000’s)	$419,182	$212,633	$34,693
• Gold (ounces)	498,300	369,300	59,700
• Silver (ounces)	6,792,300	6,054,200	3,208,900
• Gold equivalent (ounces) (note 1)	606,500	450,100	106,300
• Copper (thousands of pounds)	145,585	113,719	-
Net earnings ($000’s)	$142,121	$57,659	$5,602
Earnings per share
• Basic	$0.25	$0.14	$0.04
• Diluted	$0.22	$0.13	$0.04
Cash flow from operations ($000’s)	$207,814	$126,678	$4,361
Average realized price
• Gold ($ per ounce)	$412	$365	$326
• Silver ($ per ounce)	$6.65	$4.88	$4.55
• Copper ($ per pound)	$1.36	$0.86	$-
Total cash costs ($ per gold equivalent ounce) (note 6)	$(30)	$61	$182
Cash and cash equivalents ($000’s)	$161,131	$151,878	$22,936
Total assets ($000’s)	$1,174,285	$891,005	$152,098
Long-term debt ($000’s)	$-	$122,423	$-
Shareholders’ equity ($000’s)	$794,163	$556,118	$108,054

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the year ended December 31, 2004 the equivalency ratio was 62 (2003 – 75) ounces of silver equals one ounce of gold sold.

(2)

Includes Silver Wheaton’s results from October 15, 2004 onwards.

(3)

Includes Peak’s results from March 18, 2003 onwards.

(4)

Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24 to December 31, 2003.  Sales include 37.5% of Alumbrera’s total sales for the period from June 24 to December 31, 2003.  Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(5)

Includes Luismin’s results from June 19, 2002 onwards.

(6)

The calculation of total cash costs per ounce for Peak and Alumbrera is net of by-product copper sales revenue.

Quarterly Financial Review

			2004
	Q1	Q2	Q3	Q4	Total
(note 2)
Sales ($000’s)	$113,204	$89,268	$103,251	$113,459	$419,182
• Gold (ounces)	129,700	123,000	120,700	124,900	498,300
• Silver (ounces)	1,612,900	1,654,500	1,792,000	1,732,900	6,792,300
• Gold equivalent (ounces) (note 1)	156,500	148,700	149,700	151,600	606,500
• Copper (thousands of pounds)	42,880	32,499	36,405	33,801	145,585
Net earnings ($000’s)	$33,671	$21,120	$31,377	$55,953	$142,121
Earnings per share
• Basic	$0.06	$0.04	$0.05	$0.10	$0.25
• Diluted	$0.05	$0.03	$0.05	$0.09	$0.22
Cash flow from operations ($000’s)	$61,848	$38,941	$46,242	$60,783	$207,814
Average realized price
• Gold ($ per ounce)	$412	$388	$402	$447	$412
• Silver ($ per ounce)	$6.78	$6.09	$6.47	$7.28	$6.65
• Copper ($ per pound)	$1.33	$1.22	$1.38	$1.52	$1.36
Total cash costs ($ per gold equivalent ounce) (note 5)	$(67)	$19	$(37)	$(34)	$(30)

			2003
	Q1	Q2	Q3	Q4	Total
(notes 3 and 4)
Sales ($000’s)	$17,257	$28,814	$63,142	$103,420	$212,633
• Gold (ounces)	35,100	92,600	105,400	136,200	369,300
• Silver (ounces)	1,561,900	1,500,500	1,515,900	1,475,900	6,054,200
• Gold equivalent (ounces) (note 1)	55,600	112,400	126,100	156,000	450,100
• Copper (thousands of pounds)	3,551	28,139	28,297	53,732	113,719
Net earnings ($000’s)	$4,064	$11,088	$14,689	$27,818	$57,659
Earnings per share
• Basic	$0.02	$0.03	$0.03	$0.06	$0.14
• Diluted	$0.02	$0.03	$0.03	$0.05	$0.13
Cash flow from operations ($000’s)	$9,752	$20,990	$31,453	$64,483	$126,678
Average realized price
• Gold ($ per ounce)	$347	$353	$366	$385	$365
• Silver ($ per ounce)	$4.64	$4.61	$5.00	$5.29	$4.88
• Copper ($ per pound)	$0.68	$0.74	$0.81	$0.96	$0.86
Total cash costs ($ per gold equivalent ounce) (note 5)	$175	$90	$98	$(39)	$61

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.

(2)

Includes Silver Wheaton’s results from October 15, 2004 onwards.

(3)

Includes Peak’s results from March 18, 2003 onwards.

(4)

Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24 to December 31, 2003.  Sales include 37.5% of Alumbrera’s total sales for the period from June 24 to December 31, 2003.  Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

 (5)

The calculation of total cash costs per ounce for Peak and Alumbrera is net of by-product copper sales revenue.

RESULTS OF OPERATIONS

	2004
	Luismin	Peak	Alumbrera	Silver Wheaton	Amapari	Corporate	Elimination	Total
	(notes 1 and 4)	(note 2)	(note 3)	(note 4)			(note 4)
Sales ($000’s)	$91,506	$63,023	$262,054	$10,986	$-	$(2,977)	$(5,410)	$419,182
• Gold (ounces)	132,100	139,700	226,500	-	-	-	-	498,300
• Silver (ounces)	6,674,500	-	-	1,505,100	-	-	(1,387,300)	6,792,300
• Gold equivalent (ounces) (note 1)	240,300	139,700	226,500	-	-	-	-	606,500
• Copper (thousands of pounds)	-	6,361	139,224	-	-	-	-	145,585
Net earnings (loss) ($000’s)	$39,877	$18,389	$104,551	$1,058	$268	$(22,604)	$582	$142,121
Average realized prices
• Gold ($ per ounce)	$410	$413	$415	$-	$-	$-	$-	$412
• Silver ($ per ounce)	$5.93	$-	$-	$7.30	$-	$-	$-	$6.65
• Copper ($ per pound)	$-	$1.38	$1.36	$-	$-	$-	$-	$1.36
Total cash costs ($ per gold equivalent ounce)	$162	$192	$(371)	$-	$-	$-	$-	$(30)

	2003
	Luismin	Peak	Alumbrera	Corporate	Total
	(note 1)	(note 2)	(note 3)
Sales ($000’s)	$66,251	$36,475	$109,907	$-	$212,633
• Gold (ounces)	106,300	97,200	165,800	-	369,300
• Silver (ounces)	6,054,200	-	-	-	6,054,200
• Gold equivalent (ounces) (note 1)	187,100	97,200	165,800	-	450,100
• Copper (thousands of pounds)	-	2,964	110,755	-	113,719
Net earnings (loss) ($000’s)	$10,802	$5,277	$43,156	$(1,576)	$57,659
Average realized prices
• Gold ($ per ounce)	$366	$365	$365	$-	$365
• Silver ($ per ounce)	$4.88	$-	$-	$-	$4.88
• Copper ($ per pound)	$-	$0.85	$0.86	$-	$0.86
Total cash costs ($ per gold equivalent ounce)	$186	$250	$(191)	$-	$61

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the year ended December 31, 2004 the equivalency ratio was 62 (2003 – 75) ounces of silver equals one ounce of gold sold.

(2)

Peak results include the Company’s 100% interest from March 18, 2003 onwards.  The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

(3)

Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24, 2003 to December 31, 2004.  Sales include 37.5% of Alumbrera’s total sales for the period from June 24, 2003 to December 31, 2004.  Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.  The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.  If copper production were treated as a co-product, average total cash costs at Alumbrera would be $167 per ounce of gold (2003 - $137) and $0.50 per pound of copper (2003 - $0.37).

(4)

As of October 15, 2004, Luismin commenced selling all of its silver production to Silver Wheaton at a price of $3.90 per ounce.  For the period October 15 to December 31, 2004, a total of 1,505,100 ounces were sold by Silver Wheaton of which 1,387,300 ounces were purchased from the Luismin operations.

OPERATIONAL REVIEW

Luismin Mines

The Company acquired the Luismin gold/silver mines during June, 2002 for a purchase price of $85 million including acquisition costs.  In October 2003, pursuant to the purchase agreement, an additional $22.4 million in contingent consideration was paid by way of the issuance of 11,355,113 of the Company’s common shares.

			2004			2003
	Q1	Q2	Q3	Q4	Total	Total
				(note 2)
Ore mined (tonnes)	214,000	198,200	191,800	205,800	809,800	742,400
Ore milled (tonnes)	209,800	192,600	187,800	199,900	790,100	724,600
Grade (grams/tonne)
• Gold	5.19	5.61	5.95	5.35	5.58	4.79
• Silver	266.00	302.17	326.23	280.28	297.01	289.28
Recovery (%)
• Gold	94	95	95	94	95	97
• Silver	90	89	91	88	90	91
Production (ounces)
• Gold	32,700	33,300	34,200	32,300	132,500	106,900
• Silver	1,615,500	1,664,400	1,798,700	1,586,900	6,665,500	6,086,300
• Gold equivalent (note 1)	59,100	59,600	63,100	58,900	240,700	188,500
Sales ($000’s)	$23,715	$22,709	$24,406	$20,676	$91,506	$66,251
• Gold (ounces)	32,400	33,500	33,400	32,800	132,100	106,300
• Silver (ounces)	1,612,900	1,654,500	1,792,000	1,615,100	6,674,500	6,054,200
• Gold equivalent (ounces) (note 1)	59,200	59,200	62,400	59,500	240,300	187,100
Net earnings ($000’s)	$5,641	$4,636	$8,611	$20,989	$39,877	$10,802
Average realized price ($ per ounce)
• Gold	$410	$392	$402	$436	$410	$366
• Silver	$6.78	$6.09	$6.47	$4.33	$5.93	$4.88
Total cash costs ($ per gold equivalent ounce)	$170	$159	$150	$169	$162	$186

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the year ended December 31, 2004 the equivalency ratio was 62 (2003 - 75) ounces of silver equals one ounce of gold sold.

(2)

Sales for the period October 15 to December 31, 2004, include 1,387,300 ounces of silver sold to Silver Wheaton at a price of $3.90 per ounce, pursuant to a long-term agreement.

Luismin had a record year in 2004, in terms of ore mined, ore milled, production of gold and silver, and profitability.  While strong realized metal prices contributed significantly, the major underlying reason for the excellent results was capital investment and process improvements made by Wheaton since it acquired the Luismin operations in 2002.

Ore mined and milled increased approximately 9%, compared with 2003, as a result of plant expansion and process improvements over the last two years.  This, combined with improved ore grades mined, resulted in record 2004 production and sales.  A total of 240,300 gold-equivalent ounces were sold during the year, a 28% increase compared with 2003.

Average realized prices for gold and silver increased by 12% and 22%, respectively, compared with 2003.  As a result, sales revenues increased by 38% over the prior year, to $91.5 million.

Effective October 15, 2004, Wheaton entered into an agreement to sell to Silver Wheaton, an inactive public company, all of the silver produced by the Luismin mining operations for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment.  As a result, Luismin’s average realized silver price for the fourth quarter was $4.33 per ounce.

Continuous process improvements made since Wheaton acquired the Luismin operations have resulted in reduced operating costs.  As a result, together with increased grades, total cash costs declined 13% to $162 per gold equivalent ounce in 2004, compared to $186 per ounce in 2003.  Total cash costs in the fourth quarter of 2004 were $169 per gold-equivalent ounce, a 13% increase over the third quarter, due primarily to reduced average grades.

Earnings increased 269% to $39.9 million in 2004; compared to $10.8 million in 2003, as a result of the above factors as well as significant favorable changes in Mexican tax laws which were enacted in the fourth quarter of 2004.  Reductions in the future corporate income tax rates and the increased availability of certain deductions resulted in a $12.7 million recovery of future taxes in the fourth quarter results.  The Company paid no significant cash taxes in 2004.

Throughout 2004, significant exploration results have been achieved at the Luismin mines including deep and on-strike extensions of the San Dimas central block veins and new discoveries, including the Itzel vein system and the Paula and Nancy veins.  At San Martin, Cuerpo 30 has also proved to be more significant in size than expected, and development has reached Cuerpo 31, where drill results indicate better than expected grades.  The exploration results have been achieved through a combination of geophysical surveys, deep diamond drilling and underground development.  Meters of diamond drilling increased 50% over 2003 and underground development increased by 17%, both contributing factors to the success of the Luismin operations in 2004.

For 2005, an intensive program of exploration and development will be carried out throughout the recently discovered veins in San Dimas in order to convert these additional resources into reserves.

Peak Mine

The Company acquired the Peak gold mine in Australia on March 18, 2003 for a purchase price of $33.9 million including acquisition costs.

			2004			2003
	Q1	Q2	Q3	Q4	Total	Total
						(note 2)
Ore mined (tonnes)	178,300	114,000	144,400	136,700	573,400	839,400
Ore milled (tonnes)	170,800	164,600	162,200	165,800	663,400	493,100
Grade
• Gold (grams/tonne)	6.44	7.04	7.94	8.23	7.40	6.74
• Copper (%)	0.83	0.55	0.55	0.39	0.58	0.52
Recovery (%)
• Gold	91	89	89	92	90	85
• Copper	82	68	81	84	79	75
Production
• Gold (ounces)	32,100	32,900	37,100	40,600	142,700	92,300
• Copper (thousands of pounds)	2,579	1,331	1,590	1,195	6,695	3,614
Sales ($000’s)	$15,307	$14,137	$14,610	$18,969	$63,023	$36,475
• Gold (ounces)	33,400	33,000	33,100	40,200	139,700	97,200
• Copper (thousands of pounds)	2,592	1,385	1,492	892	6,361	2,964
Net earnings ($000’s)	$3,238	$3,132	$4,563	$7,456	$18,389	$5,277
Average realized price
• Gold ($ per ounce)	$405	$379	$400	$460	$413	$365
• Copper ($ per pound)	$1.29	$1.28	$1.29	$1.54	$1.38	$0.85
Total cash costs ($ per ounce) (note 1)	$217	$172	$161	$197	$192	$250

(1)

The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

(2)

Operating results presented for 2003 are for the nine and a half months from the date of acquisition, March 18, 2003.

The Peak mine had its best performance since 1997 with gold sales of 139,700 ounces, a 44% increase compared with 2003.  In addition, copper sales increased 115% to 6.4 million pounds in the current year.  These increases, combined with a 13% and 62% respective improvement in average realized gold and copper prices, pushed earnings 248% higher to $18.4 million in 2004 (2003 - $5.3 million).  A combination of improved recoveries from process improvements at the mill and better grades mined contributed to the significant improvement in operational performance.

The results presented for 2003 are for the nine and a half months from the date of acquisition, March 18, 2003, which was very much a transitional period for the Peak operations.  2003 was the last full year of open pit, relatively low grade, mining operations at Peak which contributed significantly to the large tonnage of ore mined, compared with 2004.  Much of the open pit ore mined was stockpiled for processing in the future.  Meanwhile, significant improvements were made in terms of mine design, overall productivity and operating costs in the underground operations.  These improvements are clearly reflected in the significantly reduced cash costs in 2004, $192 per ounce (net of by-product copper sales revenue) as compared with $250 per ounce in 2003.  The Peak operation continues to make additional overall improvements, with the main priority in 2005 to increase mill throughput by 13% to 750,000 tonnes per annum.

Peak’s cash costs in the fourth quarter of 2004 were $197 per ounce, up from the second and third quarters, primarily as a result of reduced copper by-product sales credits.  Despite these increased cash costs, Peak’s fourth quarter produced net earnings of $7.5 million, its most successful quarter in several years.  The average realized gold price in the fourth quarter was $460 per ounce, in excess of the London Metal Exchange average price of $434 per ounce, due primarily to adjustments received during the quarter relating to concentrate sales of prior quarters.

The decline to access the New Cobar underground deposit had, by year end, reached a distance of 533 metres, with unexpected high grade ore having been intersected adjacent to the old underground workings.  An intensive drilling program has commenced to fully delineate this material.  The planned ore production start from New Cobar remains on schedule for the beginning of the fourth quarter of 2005.

Alumbrera Mine (Wheaton interest – 37.5%)

The Company acquired a 25% interest in the Alumbrera gold/copper mine in Argentina on March 18, 2003 and accounted for its interest using the equity method until June 24, 2003, at which time it increased its interest in Alumbrera to 37.5%.  As a result of the Company’s acquisition of this additional 12.5% interest, the Company has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from June 24, 2003 onwards.  The total purchase price was $270.5 million including acquisition costs.  The Alumbrera mine is operated by Xstrata plc, who owns a 50% interest in the mine.

			2004			2003
(Wheaton’s share only)	Q1	Q2	Q3	Q4	Total	Total
Ore mined (tonnes)	2,836,900	3,113,700	2,935,000	3,182,800	12,068,400	7,122,700
Ore milled (tonnes)	3,171,400	3,222,200	3,400,600	3,463,400	13,257,600	9,024,300
Grade
• Gold (grams/tonne)	0.80	0.64	0.65	0.79	0.72	0.86
• Copper (%)	0.58	0.49	0.54	0.62	0.56	0.67
Recovery (%)
• Gold	77	74	77	80	77	74
• Copper	91	88	89	91	90	89
Production
• Gold (ounces)	62,800	49,200	55,200	70,500	237,700	183,000
• Copper (thousands of pounds)	36,513	30,194	36,151	43,007	145,865	120,364
Sales ($000’s)	$75,112	$53,353	$65,049	$68,540	$262,054	$109,907
• Gold (ounces)	63,900	56,500	54,200	51,900	226,500	165,800
• Copper (thousands of pounds)	40,287	31,114	34,914	32,909	139,224	110,755
Net earnings ($000’s)	$30,849	$16,923	$23,996	$32,783	$104,551	$43,156
Average realized price
• Gold ($ per ounce)	$417	$388	$405	$451	$415	$365
• Copper ($ per pound)	$1.33	$1.21	$1.38	$1.51	$1.36	$0.86
Total cash costs ($ per ounce) (note 1)	$(435)	$(218)	$(374)	$(457)	$(371)	$(191)

(1)

The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.  If copper production were treated as a co-product, 2004 average total cash costs at Alumbrera would be $167 per ounce of gold (2003 - $137) and $0.50 per pound of copper (2003 - $0.37).

Alumbrera milled record tonnes in 2004, primarily as a result of on-going productivity improvements and the successful commissioning of the flotation plant expansion early in the year.  This also contributed to increased recoveries, particularly of gold.

Average grades mined were down approximately 16% compared with 2003, more in line with long-term average grades.

Average realized gold and copper prices were 14% and 58% higher, respectively, compared to 2003.  High copper prices resulted in total cash costs of minus $371 per ounce of gold, compared with minus $191 per ounce in 2003.

Alumbrera had an excellent fourth quarter, with high average grades and excellent recoveries.  As a result, production of both gold and copper was significantly above average.  However, as a result of the timing of sales shipments, approximately 25% of the quarter’s production was not recognised in sales until 2005.  Had these shipments been recognised in 2004, as opposed to 2005, Wheat0n’s 2004 sales and net earnings would have been increased by approximately $26 million and $11 million, respectively.

The Company received $126.5 million in cash distributions from Alumbrera during 2004, bringing total distributions since Wheaton acquired the mine in March 2003 to $161.5 million.  In May 2004, Alumbrera repaid $58 million (Wheaton’s share) of project debt and is now debt-free.

In June 2004, Alumbrera announced a 20% increase in the ore reserves which has added 2.5 years to the present mine life and ensured production until mid-2015.  This substantial increase in reserves has added 1.2 million ounces of gold and 770 million pounds of contained copper, of which Wheaton’s share is 37.5%.  Further intensive in-pit resource definition work will continue with the objective of adding additional ore reserves in the coming year.

Alumbrera’s effective tax rate for 2004 was 26%, compared to the statutory tax rate of 30%, due to a recovery of future taxes in the fourth quarter of approximately $6 million relating to foreign exchange deductions and other permanent differences.  During 2004, Alumbrera commenced accruing cash taxes payable, which will be due in May, 2005.  Wheaton’s share at December 31, 2004 amounted to $45.4 million.

Silver Wheaton Corp. (Wheaton interest – 65%)

			2004
	Q1	Q2	Q3	Q4	Total
Silver purchased (ounces)
• Luismin	-	-	-	1,387,300	1,387,300
• Zinkgruvan	-	-	-	240,500	240,500
• Total	-	-	-	1,627,800	1,627,800
Sales ($000’s)	$-	$-	$-	$10,986	$10,986
Silver sold (ounces)
• Luismin	-	-	-	1,387,300	1,387,300
• Zinkgruvan	-	-	-	117,800	117,800
• Total	-	-	-	1,505,100	1,505,100
Net earnings ($000’s)	$-	$-	$-	$1,058	$1,058
Average realized silver price ($ per ounce)	$-	$-	$-	$7.30	$7.30
Total cash costs ($ per ounce)	$-	$-	$-	$3.90	$3.90

On October 15, 2004, Wheaton entered into an agreement to sell to Silver Wheaton, an inactive public company, all of the silver produced by Wheaton’s Luismin mining operations in Mexico for upfront consideration of $36.7 million (Cdn$46 million) in cash and 540 million (pre-consolidation) Silver Wheaton common shares, plus a per ounce cash payment of the lesser of $3.90 and the prevailing market price of delivered silver, subject to adjustment (the “Luismin Transaction”).

The Luismin Transaction resulted in the acquisition of control by Wheaton of Silver Wheaton.  As a result, Wheaton has consolidated Silver Wheaton’s results of operations from the date of acquisition, and the cost of the Luismin silver contract has been recorded by Silver Wheaton at Wheaton’s carrying value of the Luismin silver properties, plus acquisition costs of $430,000.  Upon consolidation, this resulted in a dilution gain of $34,857,000 which has been deferred and is being amortized over the sale of silver under the Luismin Transaction.

On December 8, 2004, Silver Wheaton entered into an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a payment of $50 million in cash, 30 million (pre-consolidation) Silver Wheaton common shares and 30 million Silver Wheaton common share purchase warrants.  In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment, is due upon delivery of silver (the “Zinkgruvan Transaction”).  In connection with the Zinkgruvan Transaction, Silver Wheaton raised gross proceeds of $51 million from a private placement of 81 million subscription receipt units.  Wheaton did not participate in this private placement.

Following the Zinkgruvan Transaction and the related financing, Wheaton’s interest in Silver Wheaton was diluted from approximately 75% to 65%, resulting in a dilution gain of $41,612,000 which has been deferred and is being amortized over the sale of silver under the Luismin Transaction.

Pursuant to the Luismin and Zinkgruvan Transactions, in 2004 Silver Wheaton purchased 1,627,800 ounces of silver at a total cash cost of $3.90 per ounce, and sold 1,505,100 ounces of silver at an average price of $7.30 per ounce.  Both of the Luismin and Zinkgruvan mines are low-cost producers, with estimated mine lives in excess of 20 years.

REVIEW OF DEVELOPMENT PROJECTS

Amapari Project

Progress on the construction of the Amapari project has exceeded expectations, with the project on budget and ahead of schedule.  Project construction manning numbers now approximate 1,350 personnel, however they will reduce considerably for commissioning and operation.  Project commissioning is now targeted for the start of the third quarter 2005, some three months earlier than originally planned.

The project access road has been completed, thus eliminating the use of the longer, less efficient, exploration access road.  The bulk earth moving and civil works have all been completed. Plastic liners have been laid over the first of four heap leach pads, all the process water ponds and the emergency storm pond.  Most of the significant concrete pours have also been completed to allow for the erection of the physical infrastructure including the large crusher installation.  Steel erection is well underway including the structures for the three crushers, conveyors, agglomeration plant, lime and cement feed systems, and leach pad boom stacker.

The crushers have been delivered to site with installation to occur immediately.  The process plant construction has substantially progressed including process buildings, tankage, refinery and reagent storage facilities.  The leach pad reclaimer equipment has also been delivered to site with erection just commencing.

Pit pre-stripping is well underway with 50% of the owner mining fleet working in the first open pit. Pit excavations are now down 20 metres with about 40,000 tonnes of ore presently stockpiled. Haul road construction has been completed up to the primary crusher area from the first open pit, and also the crossing of a major creek to another larger open pit that is scheduled for mining in the medium term.

In December 2004, exploration drilling commenced on the Vila De Meio trend immediately south of the existing planned pits. Exploration activity is also expected to commence early in 2005 on the Urucum East prospect adjacent to the northern open pit site and the Timbo prospect along the main project access road.

Capital expenditures in 2004 were $36.6 million, in line with the budget, with a further $20.4 million committed to be spent in 2005.

Los Filos Project

The Los Filos project in Mexico continues to progress well, with production projected to commence in early 2006.

During 2004 almost 18,000 metres of core drilling were completed, primarily to provide metallurgical samples, improve geotechnical information, increase resource confidence, and for condemnation in areas where mineralization was not closed off by previous drilling.  The metallurgical testing program has been completed with results related to recoveries expected to be better than previously disclosed.

Following encouraging exploration results, several design adjustments to the general scope of the project have been made and the delivery of the Los Filos Feasibility Study is expected in the next few weeks.

Environmental activities are well advanced and the initial sustainable development program has been completed.

Approximately 75% of the heavy mining equipment fleet has been purchased and commitments for the acquisition of additional equipment have been made.  Capital expenditures in 2004 were $10.9 million, in line with the budget, with a further $35.0 million committed for future development over the next year.

Corporate

(in thousands)	2004	2003	2002
Sales	$(2,977)	-	-
General and administrative expenses	(7,772)	$(4,838)	$(2,430)
Interest and finance fees	(3,453)	(2,089)	(405)
Gain on sale of marketable securities	1,991	2,095	3,593
Corporate transaction costs	(6,934)	-	-
Share option expense	(1,755)	(467)	(199)
Foreign exchange gain	607	4,775
Other expenses	(3,888)	(628)	(105)
	(21,204)	(1,152)	454
(Loss) earnings before income taxes	(24,181)	(1,152)	454
Income tax recovery (expense)	1,577	(424)	158
Corporate net (loss) earnings	$(22,604)	$(1,576)	$612

Charges against sales relate to a gold-indexed interest rate swap transaction and the amortization of the cost of gold puts acquired by the Company in 2003, in connection with a loan facility.

General and administrative expenses increased in 2004, compared with 2003, reflecting an increased level of corporate activity and the strengthening of the Canadian dollar.

Interest and finance fees reflect interest incurred on a long-term debt facility, which was repaid in September, 2004.  In addition, the Company entered into a $300 million acquisition facility in August 2004 which has yet to be drawn upon, but which incurs a 1% standby fee on any undrawn amount.

Corporate transaction costs include $2.3 million associated with the merger of Wheaton and Goldcorp completed in February 2005, $3.5 million with respect to the failed attempt to merge with IAMGold in early 2004, and $1.1 million to successfully defend the unsolicited takeover bid for Wheaton by Coeur d’Alene Mines Corporation.

No significant cash taxes were paid in 2004.

Non GAAP measures – total cash cost per gold equivalent ounce calculation

The Company reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning.  Wheaton has included, throughout this document, certain non-GAAP performance measures.  These non-GAAP measures do not have any standardized meaning nor are they necessarily comparable with similar measures presented by other companies.   Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis.   The Company believes that certain investors use this information to evaluate the Company’s performance.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash costs per ounce to the financial statements:

(in thousands, except per ounce amounts)	2004	2003	2002
Cost of sales per financial statements	150,571	$91,954	$19,355
Alumbrera equity adjustment (Note 1)	-	(5,628)	-
Treatment and refining charges	28,299	15,302	-
Non-cash adjustments	(2,878)	(2,226)	-
By-product copper sales	(201,362)	(75,743)	-
Royalties	7,338	3,712	-
	$(18,032)	$27,371	$19,355
Divided by gold equivalent ounces sold	606,500	450,100	106,300
Total cash cost per ounce	$(30)	$61	$182

(1)

Total cash costs are calculated as if the Company’s initial acquisition of a 25% interest in Alumbrera had been accounted for on a proportionately consolidated basis.  The consolidated financial statements however present the initial 25% interest using the equity method until the Company increased its interest to 37.5% on June 24, 2003, and thereafter accounted for its interest on a proportionately consolidated basis.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, the Company had cash and cash equivalents of $161.1 million (2003 - $151.9 million) and working capital of $165.5 million (2003 - $147.5 million).  In the opinion of management, the working capital at December 31, 2004, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

Total assets increased to $1,174.3 million at December 31, 2004 from $891.0 million at December 31, 2003.  The increase resulted primarily from the acquisition of the Amapari gold development project for $114.6 million and the acquisition by Silver Wheaton of the Zinkgruvan silver contract for $77.9 million.

In January 2004, Wheaton acquired the Amapari gold development project for total consideration of $114.6 million including acquisition costs.  Of the purchase price, $25.0 million was paid in cash, the remainder by way of 33 million common shares and 21.5 million Series “B” common share purchase warrants.

In connection with the Luismin and Zinkgruvan Transactions, Silver Wheaton raised net proceeds of $98.1 million by issuing a combination of shares and warrants to third parties.

During 2004, Wheaton generated cash flows from operations of $207.8 million, compared with $126.7 million during 2003.

In August 2004, the Company entered into a $300 million acquisition facility which is available to finance up to three separate acquisitions.  The facility is available until November 24, 2005, and amounts drawn down are required to be refinanced or repaid by February 24, 2006.  Net proceeds from any debt refinancing or equity issue (not undertaken in connection with an acquisition) together with the net proceeds from significant asset sales, will be applied to repay amounts outstanding under the facility.  Security will be granted under the facility only over acquired assets, together with guarantees by any subsidiaries of Wheaton which acquire such assets.  Amounts drawn down under the facility will bear interest at LIBOR plus 2.25% per annum, increasing to LIBOR plus 4.5% per annum over the term of the facility.  A 1% standby fee will be incurred on any undrawn amounts.  Debt issue costs of $7.2 million have been deferred and are amortized to earnings over the term of the debt facility.  A further $1.1 million of debt issue costs will be payable upon the first draw down under this facility.

During the year, the Company acquired marketable securities for $32.8 million and disposed of marketable securities for proceeds of $34.2 million, realizing a gain on sale of $2.0 million.

The Company invested a total of $90.6 million in property, plant and equipment in 2004, including expenditures of $36.6 million at Amapari, $10.9 million at Los Filos, $23.2 million at Luismin, $11.7 million at Peak and $8.1 million at Alumbrera.

During 2004, the Company received cash distributions totalling $126.5 million from Alumbrera (2003 - $35.1 million).  Alumbrera commenced accruing cash taxes payable during the year, which will be due in May, 2005.  Wheaton’s share at December 31, 2004 amounted to $45.4 million.

A total of 5.6 million share purchase options and warrants were exercised in 2004 for total proceeds of $5.8 million.  As of March 4, 2005, there were 573,501,038 common shares of the Company issued and outstanding.  In addition, at the same date, the Company has 20,916,497 share purchase options outstanding under its share option plan and 175,104,283 share purchase warrants outstanding.

During the year, Wheaton repaid a total of $137.6 million of debt (2003 - $54.9 million) and now remains debt free.

During 2003, the Company acquired a 37.5% interest in Alumbrera and 100% of the Peak gold mine for total consideration of $304.4 million including acquisition costs.  Of the 37.5% interest in Alumbrera an initial 25% interest and the 100% interest in Peak was acquired in March, 2003 for cash consideration of $180.3 million and $33.9 million, respectively.  A subsequent acquisition of 12.5% of Alumbrera was made in June, 2003, for consideration of $90.2 million, and was satisfied by the payment of $65 million in cash and a promissory note for $25 million.  The cash payment was funded by a $75 million loan facility consisting of a $50 million term loan and a $25 million revolving working capital facility, which was subsequently amended to a $75 million revolving working capital facility in June 2004.  Debt issue costs of $5.5 million have been deferred and are amortized to earnings over the original term of the debt.

Also, during 2003, Wheaton acquired a 100% interest in the Los Filos gold development project, together with a 21.2% interest in the El Limon gold project for total cash consideration of $89.5 million.

During 2003, the Company issued 85.7 million common shares and 42.9 million common share purchase warrants in three separate equity financings for net proceeds of $347.8 million, which were used primarily to fund the acquisitions.

Derivative instruments

The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  In 2003, in conjunction with debt financing, the Company acquired put options to sell gold at a price of $300 per ounce during the period from January 2004 to June 2008.  At December 31, 2004, the Company held put options to sell 525,000 ounces of gold and the fair value of these options was $280,000.  During 2003, the Company also entered into a gold-indexed interest rate swap transaction which has a fair value at December 31, 2004 of minus $1,111,000.

Contractual obligations

Commitments exist at Luismin, Peak, Alumbrera and Amapari for capital expenditures in 2005 of $59.1 million.  The Company rents premises and leases equipment under operating leases that expire over the next nine years.  Operating lease expense in 2004 was $2.1 million (2003 $2.2 million; 2002 - $0.9 million).  Following is a schedule of future minimum rental and lease payments required:

(in thousands)
2005	$2,259
2006	1,296
2007	905
2008	595
2009	525
5,580
Thereafter	1,084
Total minimum payments required	$6,664

Related party transactions

In 2001, the Company entered into a financial advisory agreement with Endeavour Financial Corporation (“Endeavour”), a corporation which until July 2004 had two directors in common.  Under the terms of this agreement, which can be cancelled on 30 days notice, Endeavour provides financial advisory services to the Company and is entitled to a monthly fee of $10,000 and a success fee to be negotiated based on the value of any acquisitions, dispositions and financings.  During 2004, Endeavour was paid consulting and financial advisory fees of $1.7 million (2003 - $2.3 million; 2002 - $1.5 million), primarily related to services provided in securing the Company’s $300 million acquisition facility.  A further fee of $1.1 million is payable to Endeavour upon the first draw down under this facility and $5 million was paid upon the successful completion of the merger with Goldcorp on February 14, 2005.

RISKS AND UNCERTAINTIES

The main risks that can affect the profitability of the Company include changes in metal prices, currency fluctuations, government regulation, foreign operations and environmental.

Metal prices

Profitability of the Company depends on metal prices for gold, silver and copper.  A 10% change in the gold, silver or copper prices would impact 2005 budgeted net earnings by approximately 15%, 4% or 13%, respectively.

Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.

Currency fluctuations

Exchange rate fluctuations may affect the costs that the Company incurs in its operations.  Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos, Australian dollars and Brazilian reals.  The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production in US dollar terms.  From time to time, the Company transacts currency hedging to reduce the risk associated with currency fluctuations.  There is no assurance that its hedging strategies will be successful.  Currency hedging may require margin activities.  Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Company’s financial position.

A 10% change in foreign exchange rates would have an approximate 9% impact on 2005 budgeted net earnings.

Government regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could increase the cost of operations.

Foreign operations

The majority of the Company’s operations are currently conducted in Mexico, Argentina, Australia and Brazil, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Argentina, Australia and Brazil could adversely affect the Company’s operations or profitability.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Environmental

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations.  To the extent such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

The mining and milling facilities at the San Dimas and San Martin mines are in compliance with Mexican environmental standards but are not in compliance with World Bank Group/International Finance Corporation (“IFC”) environmental and social guidelines.  The tailings impoundments at these units are being remediated in accordance with best practice.

The tailings impoundment at the recently acquired Nukay mine is not in compliance with Mexican environmental standards.  Luismin is in the process of evaluating the facility to determine the best course of action for bringing the tailings facility into compliance with both Mexican and World Bank Group/IFC environmental guidelines.  Luismin is also in the process of bringing all of its mine sites into compliance with World Bank Group/IFC environmental and social guidelines.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Management has identified property, plant and equipment and provision for reclamation and closure as the main estimates for the following discussion. Note 2 of the Company’s consolidated financial statements describes all of the significant accounting policies.

Income and resource taxes

The provision for income and resource taxes is based on the liability method.  Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.  The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

Inventories

Product inventory is valued at the lower of average cost and net realizable value.  Inventories of supplies are valued at the lower of average cost and replacement cost net of a provision for obsolescence.  Inventories at December 31, 2004 included an obsolescence provision of $1.3 million (2003 - $1.0 million).

Property, plant and equipment

Property, plant and equipment are the most significant assets of the Company, representing $754.8 million at December 31, 2004.  This amount represents the capitalized expenditures related to the acquisition, exploration and development of mineral deposits.  Construction costs on development projects are capitalized until the mine is substantially complete and ready for production.  The Company estimates its reserves and resources and the economic life of its mines and utilizes this information to calculate depletion and amortization expense.

Property, plant and equipment are recorded at cost.  Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined.  When it has been established that a mineral deposit is commercially mineable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the development costs subsequently incurred are capitalized.  Construction costs on development projects are capitalized until the mine is substantially complete and ready for productive use.  Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized.  Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.

Depletion of mine properties is charged on a unit-of-production basis over proven and probable reserves and a portion of resources expected to be converted to reserves.  Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives, over three to forty years.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value.  Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs.  If it is determined that the future net cash flows from an operation or development property are less than the carrying value then a write-down is recorded with a charge to operations.

Provision for reclamation and closure

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates.   The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred.  A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The Company estimates that its discounted and undiscounted reclamation and closure liability will be $19.2 million and $31.9 million, respectively.

CHANGES IN ACCOUNTING POLICIES

Stock-based compensation and other stock-based payments

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”.  Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to share purchase options granted after January 1, 2004 is recorded in operations.  As a result, 2004 opening retained earnings was reduced by $16.8 million, share purchase options (a separate component of shareholders' equity) increased by $14.9 million, share capital increased by $1.9 million and contributed surplus increased by $0.1 million.

Stock-based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 50% (2003 – 60%; 2002 – 70%), an annual risk free interest rate of 3% (2003 – 4%; 2002 – 5%) and expected lives of three years (2003 – three years; 2002 – five years).  The total compensation expense recognized in the statement of operations for share purchase options granted in 2004 amounted to $6.8 million (2003 – $0.5 million; 2002 - $0.2 million).  Had the same basis been applied to share purchase options granted in 2003 and 2002 as it was in 2004, total compensation expense recognized in the statement of operations for 2003 and 2002 would have been $15.9 million and $0.9 million, respectively.

OUTLOOK

Construction of the Amapari project in Brazil is expected to be completed with the commencement of operations by early in the third quarter of 2005, well in advance of the original schedule.  The Los Filos project in Mexico continues to progress well, with production expected to commence in early 2006.  Environmental activities are well advanced and the initial sustainable development program has been completed.

Capital expenditures planned in 2005 approximate $152 million, of which $40 million will be incurred at Amapari, $94 million at Luismin ($68 million relating to Los Filos and $26 million to San Dimas and San Martin), and $18 million at Peak.

In 2005, Wheaton expects to produce 675,000 gold equivalent ounces at a total cash cost of less than $50 per gold equivalent ounce.  By 2006, with the Los Filos and Amapari projects in operation, overall production will increase to over 950,000 gold equivalent ounces at a total cash cost of less than $100 per gold equivalent ounce.

In December 2004, the Company announced it had reached an agreement in principle to combine with Goldcorp through a share exchange take-over bid whereby Goldcorp offered one common share of Goldcorp for every four common shares of Wheaton.  On February 10, 2005, Goldcorp shareholders approved the combination and on February 14, 2005, approximately 69% of Wheaton common shares were tendered to the Goldcorp offer.  As a result, effective February 15, 2005, Goldcorp will consolidate the operations of Wheaton. The combination will create one of the world’s lowest cost, million ounce gold producers.  2005 gold production of the combined company is expected to exceed 1.1 million ounces of gold at a total cash cost of less than $60 per ounce.  By 2007, gold production is expected to grow to 1.5 million ounces with commencement of operation at Los Filos and Amapari and the expansion of the Red Lake Mine shaft.  The combined company will have a strong balance sheet with over $500 million in cash and gold bullion, and no debt.

March 4, 2005

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

This Management’s Discussion & Analysis contains certain forward-looking statements.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities